July 20, 2010

Mark L. Abbate
Chief Financial Officer
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Massachusetts 02128

Re: Meridian Interstate Bancorp, Inc.
    Form 10-K For The Fiscal Year Ended December 31, 2009
    Form 10-Q For The Quarterly Period Ended March 31, 2010
    File Number 1-33898

Dear Mr. Abbate:

        We have completed our review of your filings and do not have any further comments
at this time.

                                        Sincerely,

                                        Kathryn McHale
                                        Senior Attorney

By FAX: Mark L. Abbate
            FAX number 978-977-2877